UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant’s name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

November 8, 2004

Peter Puccetti
Chairman and Chief Investment Officer
Goodwood Inc.
212 King Street West
Suite 201
Toronto, Ontario
M5H 1K5

Dear Sir:

        On October 20, 2004, Creo Inc. (“Creo”) and certain of Creo’s directors received your letter dated October 19, 2004 and the related form of requisition (the “Requisition”) under Section 143 of the Canada Business Corporations Act (the “Act”) addressed to Creo and its Board of Directors (“we”, or as also referred to in this letter, the “Creo Board”).

        The Creo Board has authorized a special committee of the Creo Board, composed exclusively of directors independent from Creo’s management (the “Special Committee”), to evaluate and respond to the Requisition. The Special Committee and the Creo Board have authorized and approved this response to your letter and the Requisition.

        Prior to delivery of the Requisition, the Creo Board had fixed a record date of December 17, 2004 for Creo’s annual and special meeting of shareholders scheduled by the Creo Board to be held on February 10, 2005. The business to be conducted at the February 10, 2005 meeting included the election of directors, receipt of financial statements for Creo’s 2004 fiscal year and reappointment of KPMG LLP as our auditors. The Special Committee noted in their review of the Requisition that the business stated in the Requisition to be transacted at the meeting sought to be called thereby is primarily the election of directors to the Creo Board. In light of the common business purpose for the previously scheduled February 10, 2005 meeting and the requisitioned meeting, the Creo Board has determined, after deliberate consideration, to consolidate the business stated in the Requisition and the business of our previously scheduled meeting. Accordingly, the Creo Board has cancelled the previously scheduled meeting and has called a new meeting in response to the Requisition for February 10, 2005. This new meeting is being held on February 10, 2005 and the record date in respect of the meeting is December 17, 2004. The business to be conducted at the new meeting will consist of each of the matters outlined in the Requisition, as well as the previously scheduled business.

        In our judgement, the best interests of all Creo shareholders are most effectively advanced by combining the business of the originally scheduled meeting and the business stated in the Requisition in a single shareholders’ meeting on February 10, 2005. As Creo announced on October 15, 2004, the Creo Board has established the Special Committee to evaluate the strategic alternatives available to Creo with the objective of enhancing shareholder value. This evaluation process, which is designed to identify the best way to enhance shareholder value, is expected to be completed during January 2005. We believe Creo’s shareholders should have an adequate period of time prior to the shareholders’ meeting to consider the outcome of the Special Committee’s evaluation of strategic alternatives. Therefore, holding one shareholders’ meeting on February 10, 2005 offers Creo shareholders a proper and orderly way of selecting directors and serves to protect their right to make a fully informed decision on the future direction of the company. In addition, the February 10, 2005 meeting date permits Creo shareholders to consider Creo’s audited financial results for the fiscal year ended September 30, 2004 and unaudited financial statements for the quarter ended December 31, 2004. These financial results will help our shareholders evaluate the determination of the Special Committee regarding the best way to enhance shareholder value.

        Our decision to call a single shareholders’ meeting for February 10, 2005 is based on our belief that Creo’s shareholders should have an opportunity to make a decision about the composition of Creo’s Board in a reasonable time frame and with the benefit of full and complete information.

        Creo’s Board and management are fully committed to responsible corporate governance, fulfilling their fiduciary duties and acting in the best interests of all Creo shareholders. The Creo Board is comprised of seasoned business leaders who have the expertise and experience that is needed to oversee the management of Creo. Moreover, eight of ten of Creo’s directors are independent of management and the Special Committee has been charged with overseeing both the strategic review process and the company’s activities in connection with the proposed meeting. As a result, you may rest assured that the Creo Board remains fully committed to responsibly overseeing the management of the company in the best interests of all Creo shareholders and to permitting the shareholders to make decisions about the future of Creo in an orderly manner, based on full and complete information regarding Creo’s current financial position and its strategic alternatives.

Yours sincerely,

CREO INC.

Per: /s/ Dr. Ken Spencer Dr. Ken Spencer Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: November 9, 2004